UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CPI Aerostructures, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

91 Heartland Blvd

Address of Principal Executive Office (Street and Number)

Edgewood, New York 11717

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐

(a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

CPI Aerostructures, Inc. (the “Company”) is unable to file its Quarterly Report for the quarter ended September 30, 2021 (“Form 10-Q”) by the prescribed due date. As previously disclosed, the audit and finance committee of the Company’s board of directors determined, based on the recommendation of management and in consultation with the Company’s independent registered public accounting firm, that the Company’s financial statements which were included in its Annual Reports on Form 10-K for the year ended December 31, 2020 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020, and September 30, 2020 as filed with the Securities and Exchange Commission should no longer be relied upon due to errors in such financial statements relating to the recording and reporting of inventory costing and related internal controls. The inventory costing errors also resulted in the Company reevaluating the sufficiency of its provisions for loss contracts and inventory reserves previously reported. The Company is in the process of preparing related restatements of its financial statements and its financial statements for the quarters ended March 31, 2021 and June 30, 2021. The financial statements for the quarter ended September 30, 2021 cannot be finalized until the restated financial statements and the March 31, 2021 and June 30, 2021 financial statements are finalized. Accordingly, the Company could not, without unreasonable effort or expense, file the Form 10-Q by the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Douglas McCrosson (Name)	(631) (Area Code)	586-5200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☐ Yes ☒ No
The Company has not filed its Form 10-Q for the quarter ended March 31, 2021.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion of the restatement as described above, the Company will not be in a position to provide a reasonable estimate of its results of operations for any of the affected periods. The Company will provide full financial results and a description of the resulting changes to such financial periods in its restated financials.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “will”, “expects” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the Company’s ability to complete the restatements described above, as well as the first and second quarter financial statements and the financial statements required to be included in the Form 10-Q; the timing and results of the Company’s review of the effectiveness of internal control over financial reporting and related disclosure controls and procedures; the timing of the review by, and the conclusions of, the Company’s independent auditor with respect to the financial statements included in the Form 10-Q; adverse effects on the Company’s business related to the disclosures made in this Form 12b-25 or the reactions of customers or suppliers; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; and volatility of the Company’s stock price. Additional risks are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. Because the risks, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. The Company has no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

CPI AEROSTRUCTURES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021

By: /s/ Douglas McCrosson

Douglas McCrosson, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).